Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: February 3, 2022

The following is the transcript for the podcast recording available at: Scaling Sustainability: 33 - Making The Biggest Impact with Stuart Landesberg of Grove Collaborative (libsyn.com)

00:00.00
Seth Cysewski
Stu, thank you so much for joining the podcast today I super appreciate your time and and being willing to come on in.

00:10.00
Stuart Landesberg
Seth pleasure to be here. Thanks so much for having me.

00:10.10
Seth Cysewski
First I just want to say ah you congratulations on quite an impressive year so far so you had brick and mortar launch nationwide with Target and then just recently the announcement of going public with the Virgin Group SPAC. So. Wow. Ah, maybe how how has that all been for you and.

00:31.77
Stuart Landesberg
You know it's interesting I well first of all, thanks, you're kind and as any any good business operator knows you know if it looks good on the outside that means it's frenetic and crazy on the inside. So you know I appreciate that. But as you might imagine. There's always a million things swirling.

You know I started Grove in 2012 out of a spare bedroom and the business is obviously a lot bigger than that today but it doesn't it doesn't feel that different. You know it's is still the same drumbeat and I still am excited to come to work every day for the same reasons and it feels. Feels just as hard and I have to say it still feels like we have just as much work to do. We are still such a small player with so much work to do to change our industry There's it's easy to wake up wake up hustling now.

01:21.95
Seth Cysewski
Yeah I I completely understand what you're saying um well that's great because I want to dive into ah kind of a bunch bunch of that today. Um, maybe let let's start with doing this. Maybe you can tell us a little bit more about your company for the I mean for those who are unfamiliar. I can tell you I was talking to my operations manager and she was so excited I was doing this interview. She sent me the most passionate email I'm telling I had to print it off and read it and she was such an advocate for what you guys are doing and and it which is just speaks so much to the culture and what you guys are building there. But for those. Those who aren't writing those emails to me yet. Maybe you could tell us a little bit about about about the company Grove Collaborative. Ah.

02:03.97
Stuart Landesberg
Well first of all, you have great people who work with you I just extended high 5 to her. Um, so Grove is a business that sets that has the goal of changing the home and personal care industries to be a positive force for human environmental health and the way we do that. Is we we play in categories like hand soap dish soap bath tissue laundry detergent face wash shampoo dishwasher tabs. All of those products that are in almost every home in the world and we started out by working with great partners like seventh generation and method Burt’s Bees, Mrs Meyers to bring natural products to as many folks as possible make it easier to create a healthy habit around those but where the business is really trended over time is to continue those partnerships but build on them by creating our own brands of product that can really represent the pinnacle of sustainability and not just be less bad but actually be more good and for us the. Biggest commitment. There is how do we take these categories and make them completely 0 waste completely zero plastic. How do we make zero plastic dish soap laundry detergent 0 plastic hard surface cleaner glass cleaner shampoo all of those categories and so the business you know is has really focused over the last several years on how do we go through category by category and create and promote and bring consume to consumers products that are 0 waste in categories where historically the choices have been a derived from synthetic and petroleum based ingredients and b reliant on single waste largely plastic single use sorry largely plastic. Ah, for packaging and that's our focus and we've a commitment to be 0 plastic by 2025 and we're making good progress so get some work to do but making good progress.

03:43.88
Seth Cysewski
Yeah, no, That's that's amazing. Can you tell me about the impetus to start Grove and maybe like maybe I mean I hear all these great things you guys are doing. But maybe you can tell me more about like the the problem. And it's magnitude that you're trying to solve or maybe multiple problems.

04:01.24
Stuart Landesberg
Sure so we play in a really big industry in the category that we're in home and personal care is about one hundred and eighty billion in the us and about a trillion globally in this giant category where about 100% is wrapped in single use plastic and so that's the catalyst and that's the the mission. But the way we got started is you know, much sort humbler and simpler than that I grew up in a family that was I say ahead of its time in terms of realizing that the world is on fire. Well I should say either is on fire or flooding um depending on the week right? Interesting times we love it. Um.

04:35.10
Seth Cysewski
Right.

04:39.14
Stuart Landesberg
And so yeah I was probably fourteen years old before I realized paper towels came in any color other than brown and I vividly remember as a kid I wanted to be the CEO of the biggest company in the world. Biggest company in the world as identified by Stuart Landesberg in 1997 was Seventh Generation probably doing like $20,000,000 of sales at the time but we had yeah when you're 14 years old, 13 years old that is like 1 SKU from Coca-Cola in the fridge 1 car from Ford in the driveway and like 200 products from Seventh Generation all around the house so that thought it was the biggest company and I've always had a fascination for this category and a belief that it's one that both there's a huge footprint. But also that the products we use around us right in our homes our most sacred spaces with our families our most sort of like special connections. They're not just about how do you get the the spaghetti off your kid's shirt. That's not just about them. Function. But also it says something about you as a mom or a dad or a parent. Yeah, and so how do we create products that that don't just have a lower footprint but also make it really easy for people to join a movement and to believe that they can make a positive impact right? many of our customers and 1 of the things I'm most proud of. Is that we do as what we do better in Texas than we do in California we do as well in Kansas as in New York you know in our best zip codes are if you look at our top ten best zip codes San Francisco California Portland Maine Elmore Idaho right? This is not a business that has one type of customer. And I feel so passionately about making it easy for everyone across the political spectrum across income levels. You know urban suburban rural to be able to to buy products and to embrace conscientious purchase decisions and embrace a life that that. Regardless of sort of your political ideology embraces things we know to be true like using single use garbage that will last forever is a bad idea for things like dish soap that you use for like an aggregate of 20 minutes right so that's it really started. You know I should say with my parents. But as I've come to understand the size of the opportunity and the number of people it touches I I that's the thing that gets me so excited every day.

07:00.68
Seth Cysewski
Yeah, no, that's so fascinating. You mentioned that we we talk about that interestingly I come from a promotional product's background and like bunch of years ago we just had this epiphany. It was like look the industry is just selling waste and like when you when you're giving waste to your stakeholders and then like. Putting that on them like if all of a sudden ah that you're making it their problem and their responsibility and like sometimes making more sustainable choices or in in this case like if you you provide a better customer experience. Um, yeah, it's inclusive of everywhere. I love hearing about that that that's that's really fascinating about the the demographics there. Why why? do you think your industry or or maybe the way you think about this or more specifically Grove is um is well suited. Or needed to tackle this problem head on like what why I mean I know you said like ah it's a big industry and it's ah, there's just a lot of single use plastic but anything more specific about um why you guys or this industry really needs to to.

08:13.96
Stuart Landesberg
So interesting I view my life goal as leveraging business to solve the urgent environmental problems of the day and we were talking before you started recording and I like look at the world and I'm like we are can I use an expletive on this podcast. We are kind of fucked.

08:14.26
Seth Cysewski
To lead.

08:22.34
Seth Cysewski
And. Yes.

08:31.83
Stuart Landesberg
And like we need to solve these massive environmental problems I have zero confidence in government to do it. So The private sector has to do it and it will be consumer led because it has to be consumer Led and so given that you look around at the most important environmental problems of the day. And there are people doing really great work to decarbonize our energy and transportation economies and that's really important more recently. There's really good work being done to think about sustainable animal Agriculture right? or replacing animal agriculture which is a huge cause of some of our environmental issues.

08:59.96
Seth Cysewski
Um.

09:07.12
Stuart Landesberg
But the plastic problem is one. That's really hard to tackle if you think about plastic I mean for those who don't know the origin story of plastic is incredible. It was actually created in the 1950 s sort of out of the petrochemical complex and in the 1980 s

09:08.55
Seth Cysewski
Is it.

09:25.74
Stuart Landesberg
It became clear and they always knew that end of use was going to be a problem in the 1980 s the industry sort of realized that plastic what what happened to styrofoam and you rarely see the big thick styrofoam cups was going to happen to plastic which is that people were going to say. It makes no sense. We're using this It's totally wasteful. You have to throw in the garbage I feel guilty every time I buy a piece of plastic and that would be a massive problem for all of the giant chemical and petroleum companies that profit from it and so over the last 2030 years a giant lobbying effort. Got sprung up by the petrochemical companies to make the myth of plastic recycling which doesn't work in the vast majority of cases viable are not viable but believable right? It's it's like sort of 1 of the original fake news is that plastic recycling works in the early days of plastic recycling. There was just one type of plastic and you could.

10:10.40
Seth Cysewski
Um, right.

10:20.10
Stuart Landesberg
Only put I don't know if any of you are old enough to remember like you'd only put a triangle on basically like number 1 plastic like a certain type of very recyclable plastic and then the plastic industry lobbied to be able to create you now. Flip whatever plastic thing is near you over you'll see you know number 1 through number 7 2 through 7 are like never recycled but you always put that into the plastic recycling thing. The result is you don't feel guilty but basically all of that plastic is now not recyclable because the cost of sorting is not worth it anyway. I'm down the rabbit hole but I talk about this because the plastic waste problem is one that the industry has done a better job of covering up.

Then the animal agriculture industry or the sort of traditional oil and gas petroleum coal like energy industries. But it's huge. We put almost a trillion pounds of plastic in our landfills and ocean every year and almost 40% of that comes from single use plastic packaging.

And if you think of the largest contributors to single use plastic packaging. It is my industry right? We have made trillions of dollars by putting trillions of pounds of plastic into and that is unsustainable right? You've heard all the metrics around the great pacific plastic patch the fact it'll be more plastic than fish in the ocean by 2020. Excuse me by 2050 microplastics in the what I mean it's it's happening and so I look at the most important problems of our day and see this as one that's not being solved at scale yet. But it's also one that every consumer understands because every consumer. Has a piece of single use plastic I would bet everybody listening to this podcast has single use plastic within ten feet of them right? It's everywhere. Yeah.

11:56.34
Seth Cysewski
Yeah, no I I Totally agree I think that was one of the original sins right? The chasing arrows and and and I mean I think if anyone goes to to their garbage. It's plastic that makes up the the majority of everything that's going into a a landfill and and it's um. I Love the you're right I think it it's way under undersolved I mean because recycling is really a myth at this point at least at the way in which they want you to believe it So tackling this this huge problem head on and in in in this way is um is commendable.

12:30.83
Stuart Landesberg
I mean I don't know that we'll we'll be successful right? But we're sure as hell gonna try.

12:32.79
Seth Cysewski
And yeah, well I just I just watched the new Marvel movie. It was a Shang-Chi I don't know if you've seen it. It's amazing. Okay, so it way exceeded my expectations. So the whole family we watched it but there was just a little.

12:41.73
Stuart Landesberg
I have it more.

12:50.95
Seth Cysewski
Like a little zen quote in there about like you. You know you're never going to hit the target if you don't if you don't shoot the arrow right? , so I want to talk a little bit about like ah you've grown rapidly and you guys are a large organization now which is which is amazing and because you guys are doing really great work. Um, maybe you could talk to me about how you thought about scaling like sustainability and and those solutions. Um I mean because clearly you've been very successful in your leadership and strategy and maybe you know what's coming next for your company and the broader consumer goods industry. From from a least ah from like scaling sustainable solutions from where you see it.

13:31.88
Stuart Landesberg
Yeah, it's interesting. So I would say the reason we've been able to improve our sustainability practices as we've scaled is that we've always made it clear from day zero that this is not an organization that's going to attract people who want to make the most money. This is an organization that's going to attract people who want to make the most difference I mean that doesn't mean you. We underpay our people like we have great people. We pay them appropriately. But if you think about like think about your own friends who what do they care about right? There are people who care about you know driving the nicest car and. May be really cool people right? There's people who care about you know Whatever how the patriots did on Sunday and there's people who really care about making an impact and we've always made clear that our team is going to be full of brilliant people. Want to play on the big stage but fundamentally want their life's work to have left the planet a little different and so when you bring those people in to scale the business because I'm not making basically any decisions in the business anymore company is you know thousand well over a thousand people and. So you know, ah very very few decisions are made by me. So my values yeah and sort of don't matter the way they matter is if I make clear that we're always going to bring in people who are making principled decisions and as those people get more resources hire more people who report to them. We're creating a virtuous cycle. Around going deeper and because I've got you know I think about the person who runs our physical product development. This is one of the like best sustainability thinkers I know and so as we get deeper. He is not coming to me with ways just to be more profitable. He's also coming to me with ways. To be more sustainable and that's the kind of person that not just drives or business results but also drives real strategic progress and in terms of how what I think is next for the industry and I'll get get to what next? What's next for Grove after that I think the reason that ties to real commercial success. Is. We've picked a sustainability vector that also is commercially relevant right? 84% of us consumers. Want us to take action on single use plastic 84% like try to find 84% consensus on any other issue right? Ah, it's impossible.

15:53.40
Seth Cysewski
Replace.

15:58.68
Stuart Landesberg
But everybody understands like you know it's a bad idea a piece of garbage that lasts 1000000 years for my water bottle like you know, ah, it's um and that type of consensus makes it a commercially viable issue right? So when we get better at sustainability. It also helps our business.

16:14.52
Seth Cysewski
Um, but.

16:16.84
Stuart Landesberg
And that's where I think the industry is going right? finding ways to build solutions that are genuinely better product for the consumer and also aligned from a sustainability perspective I think that's what's happened in you know animal agriculture with beyond meat and a bunch of the plant-based meats a bunch of the play-based milks you see it in the. Electric vehicles and alternative forms of energy and I think it's going to happen in more and more sectors and I think that's what happened for us right? We can find more categories where we can release a product that's genuinely better and also more sustainable now I'll give you a great example of that a couple of examples of that. Our most recent product launch was laundry sheets and these are the most efficacious laundry sheets in the market laundry sheets have exists for a long time but they didn't work right? So it's sort of like you know tree falls in a Forest There's anyone here it nobody's nobody's buying laundry sheets that don't work but they're super efficacious. And they're affordable to the consumer and there's 0 waste and so this is an easier format than sort of like the you know drippy laundry detergent stuff. Um, and so it's a better format better customer experience. Lighter environmental footprint. We can deliver it at an affordable cost. That's going to drive our sales and it's going to drive our impact and so we'll double down there and do more and more and more and so I think what you'll you can expect from us is to really double down. On places where we can deliver a better customer experience I will say we're committed over the long term to not just single you eliminating sort of single single use waste but also finding true circularity right? And that's probably a 10 to 20 year mission but you you should expect us to start dipping our toe that because there's real work to make that happen.

18:00.90
Seth Cysewski
Yeah I love hearing that it's so interesting I mean we talk about these big problems that have to be solved right? and like so carbon being one plastics being another but when I have these conversations I the way I look at it is that like. Circularity is where we're going right? because if you solve circularity none of these other things are a problem they they all just go away with circularity. So I I love the target that you're heading and yeah and it's interesting to talking about like. You said 84% of people want to get rid of single use plastics I was just thinking like France just ended up banning it on on their use of produce and so I feel like feel like there's there's the right momentum and um and just getting people on board is is really important. And and speaking of that you guys just launched your own initiative that includes like a working group as well if I understand that correctly.

19:00.38
Stuart Landesberg
That's right? So yeah, one of the things. So a second word in our name is Collaborative. We are an organization that genuinely believes if you want to go far go together so we launched the plastic working group. It's got over 75 members. Some companies are much much larger than we um, some companies are super small. And the goal is to help move the whole industry forward and we want to share our Ip and our challenges and we want to hear what others are doing and really the belief is that if we're able to solve this problem for our industry. We're going to move the whole industry forward in a way that's absolutely necessary and I think you know look it also benefits our business because we're on the side of sustainability right? And so we're happy to see that dialogue elevated.

19:48.80
Seth Cysewski
Yeah I think of just the way Tesla did that with EVs you know they they they just kind of kept pushing on and then now everyone's just kind of following in line which is going to make a huge impact over time even though they just started as as a niche you know automaker.

20:02.70
Stuart Landesberg
Totally and I mean you know when I first started telling people that we should be 0 plastic I think it was like 2015 and people were like that is a impossible be dumb and see like where do you even start Um, and we like started with a single glass bottle. And I will tell you that glass bottle is one that broke a lot of times but you know you get started and I wouldn't say that I mean we're nowhere near Tesla in terms of the acceptance that the next wave in our category is 0 single use plastic. But I think you know we might be 10 years from it and.

I think you know is this being early and being crazy are not that different.

20:44.31
Seth Cysewski
Well maybe you tell me where do you think you are right now like ah like talk to me about like where in the process I know you said 2025 you're aiming to be 0 plastic or where are you right now and like maybe what? What are your biggest success there or biggest challenge too.

21:01.42
Stuart Landesberg
So I look at our industry as at a bit of a tipping point and I look at our success and target as one really interesting proof point. There's never been a brand in our categories that one with a chassis refill system right? and when I say chassis refill.

We will sell a glass bottle that you can reuse forever and then you get a one ounce concentrate and you add your own water for example in the hole in the cleaning categories right? and we were so successful with that in our launch we exceeded our expectations and targets. Best launch in the category. Best repeat rate across conventional and natural brands in the category really just super super strong results and this is a format. That's totally new to a lot of consumers and I see us winning in a mass channel like that. As an interesting tipping point because Seventh generation tried something similar, maybe a decade ago decade and a half ago wasn't it was still in plastic back then but they tried concentrates I should say ton of respect for the folks at Seventh Generation real pioneers in this industry but they tried and it didn't work and you know there's a long history. Sure if you've still seen the documentary who killed the electric car. Love that documentary e v one is actually the name of my home wi-fi network. But like there is such a long history of really great sustainable ability driven innovation that was just too early and so I think we're now seeing.

The type of innovation that we're bringing to market be adopted by consumers and that is the tipping point and when you know you talked a little bit about like us going public. The reason we're doing it now is that our industry is at a tipping point and the thing we're doing is coming out of being a niche thing. Into that. What I think is going to become really clear is the new I say Heir apparent but is the new de facto for our category.

22:58.99
Seth Cysewski
Oh that that makes sense and and the adoption is is may is a is a huge point to to reach and actually I'm going that I had a question for later but just because you mentioned the going public and it it aligns here I Want to jump out to this maybe? um. You talk to me a little bit about like now that you're going public like what will this allow you to do specifically that maybe you were finding challenging up until now is it just speed. Is it just scale or or is there other other is there other synergies or or things that that. That's going to bring to the table to help you.

23:38.70
Stuart Landesberg
So when I think about decisions like this I always think with a long view and 1 of the nice things about being a mission oriented company is it's easy to ground ourselves until our vision statement is that we want consumer products to be a positive force for human and environmental health. It doesn't say at Grove it does. That's the thing we want to achieve and when I look at the opportunity to partner with someone like Richard Branson who you know his mouthpiece is a little bit bigger than mine right. His ability to take a trend validated and show that this is the way the world is moving from a mainstream perspective is incredible and that opportunity combined with our ability as a public company to be more transparent and to be a lighthouse. For other folks is really important to me. You know one of the things that's not sort of like in our charter is you know I'm not going to be the one to solve the plastic problem I'm sure some somebody who's you know twelve years old or 20 years old today is going to solve it help solve it. But maybe they will look at our business. As an example of hey you know you could you can build something pretty interesting around these trends and they'll look at that and maybe they'll be able to attract capital because we've been able to return capital to our shareholders right? Maybe they'll feel more inspired to dream big because they can see how big we are. And it's really important to me on a personal level to create that foundation and prove that by I mean we're not the only ones doing this could be 1 of the companies that helps people who are starting companies today understand. That being a a truly mission driven organization. Not a greenwash bullshit mission driven organization is is ah not just a nice to have but actually can be a competitive advantage.

25:36.20
Seth Cysewski
Yeah I appreciate that answer I think that that's that's spot on all right I want to wanna take a ah moment and dive into something that like that i'm. Super passionate about and I'm into and and I think about this all the time because we act essentially as a retailer to corporate. So it's it's a little different. We're not direct to consumer. One of the things that I got to really thinking about years ago was just like all the embodied carbon that flows through us. Every time I need to mate become certified carbon or neutral or climate neutral like no one's asking me about the products that flows through our business right? This has turned into a years long long process. But I started thinking about, extended producer responsibility, and labeling and there was and as retailers like what is our responsibility in that right? Because we're not the end user and we're not the manufacturer so I'm curious to know a little bit maybe about how you think about that. And then if you have any upcoming labeling efforts or initiatives that you guys are thinking about we either within Grove or or within your working group.

27:00.12
Stuart Landesberg
It's a great question, it’s a really interesting thing and I think fundamentally there's this interesting dynamic where does consumerism and does the way that we live as modern humans. Fundamentally have to make the planet worse right? That's to me the question and when I think about when when we created our vision statement at Grove. The reason we said we need consumer products to be a positive force for human and environmental health not just less good but actually. Sorry, not just less bad but actually more good is because consumerism is just like if you looked at consumerism like is it is it going away I think the answer is no right? You have to find a way to make our existence as modern citizens modern people. Compatible with a long-term future for our species on the planet right? not to sound like overly but I believe that and so as we look at sort of like the things that that we can label and that we can do you know I think first you can start at a corporate level. We're certified carbon neutral. Um, we have like a clear path to getting all the way through our scope 3 emissions using science based targets by 2030. We're like doing all of that stuff at a corporate level that you can do and we don't just track carbon. We also track plastic and a number of our other negative externalities. And it's interesting. You know when you get into sort of the carbon stuff and you're in scope 3 and you're like okay who's responsibility really is it is carbon but like the fact is it's getting created and so somebody has to be held to account to it and anyway and so I think you start with that and then the next piece is can you break it down on a unit basis. So that the organization profiting from the unit is also paying for the environmental cost of that unit and so when we became plastic neutral in 2020 that program was really about how do we charge ourselves and our partners for any plastic waste that they were creating. Create a real financial incentive to get out of plastic because it's interesting. You know if you think about the glass packaging that we use a hundred percent of it is more expensive than plastic the aluminum packaging we use a hundred percent of it is more expensive than plastic and it's not like a little more expensive. It's like 20 or 30 or a hundred times more expensive plastic's almost free.

But the end of life of plastic is so expensive and so what we started doing was saying okay, we're going to pay for sustainable end of life basically pulling ocean bound plastic and paying for the recycling of that plastic which is fairly expensive to do but you put that into your cost of goods and so. Creating a different structure where the consumer can know that every time they buy from Grove a hundred percent of those products are not contributing on a net basis to the problem and we because we profit from selling those products we should bear the cost of those externalities and not push it onto consumers. And not push it onto the federal government which is really just another way of pushing it back onto consumers right? who pay for it through taxes we make the money we should pay and so that's how I think about it and you know from a labeling perspective I think the carbon one is probably the one where the industry is farthest along but in our particular category. The carbon footprint of the plastic that goes into it is far and away the biggest contributor and so we we wanted to sort of start there at the biggest problem for our industry.

30:35.25
Seth Cysewski
No I mean that makes sense. Yeah, we've thought about that a lot we we run LCAs on there all the products we sell and then and and we yeah we include end of life because I just Don think that if you're unless you're going to grave it just doesn't matter right? You can't just like decide. It doesn't exist like you know push that problem off right? and then. And we then we we offset set all of that through direct solar investments in you know the dirtiest parts of the us grid and I I just think it's like it was really important for us to yeah to to own that and put that in our own cogs right? just because someone has to take accountability. It's it's really hard. Um. So I anyway, thank thank you for answering that I I I don't know what the right? The right way to do it is but I you know, um, it's and it's encouraging that that we're having these conversations and and we're looking at all of this stuff. Um, all right. Last year or so you entered physical retail which has been kind of a trend you know among a lot of the early direct-to-consumer brands I think of like Casper or even Amazon um, what role or assistance. Do you see your physical or your retail presence playing towards your your bigger mission or how has it.

31:51.15
Stuart Landesberg
Yeah, so in our category home care. Our most important category in home and personal care about 90% of the category is still shopped in traditional retail a little less than 10 percent is direct consumer in home care. It's only 3% direct to consumer. So if we want to achieve our broad mission then we need to be approachable and accessible to 100% right? And so we're we're lucky to have gotten to scale and the direct to consumer channel has amazing benefits super close to your customer you can test and learn really quickly. You can create the perfect customer experience and you can get the data directly back to an amazing place to innovate but to really scale and really change the problem you have to be broadly accessible and so that was why we went into retail and the role we've seen it play. Is both in accelerating our mission and accelerating our awareness. It's interesting. We've only been in target for Nine ish months now but it's already a number 3 source of brand awareness for us because so many folks see the product on shelf and it's interesting because it's the only one without plastic in the category. And so it's quite intuitive to the consumer. Why we're different and that benefit as we're trying to build our brand as the clear market leader I should say we are the clear market leader to try to stay the clear market leader in zero plastic is so valuable to us. And so we think of it going in both directions right? The brand that we've built online is part of the reason that we've been so successful in brick and mortar right? Millions of people have tried and like the product but also the awareness we get in brick and mortar. Helps drive our overall business. But I think if you start with the end in mind and work backwards. You know how do we solve this problem. It's not by proving. Okay, we can yeah the online 3% is fast growing. It's not by saying cool. We can take that 3% to 5% no we can change the 97%

33:54.74
Seth Cysewski
I like that. What's the biggest challenge you're facing right now in your business for Grove and how are you guys tackling it?

34:02.20
Stuart Landesberg
So I think yeah yeah I mean the biggest question I think is it challenges focus mean if you look at our categories and you believe as I do that. All of them have to change where do you go first right? I mean. You know, do you want to start with the plastic bottles that you know all the supplements come in. Do you want to start with the deodorant cases right? impossible to recycle. Do you want to start with you know some of the like interesting accessory categories right? Like. Why are we? We sell compostable sponges. Why are people using non-compostable sponges right? but sponges basically made out of petroleum put on your dishes every day like why are people doing that right? So where do you go first and were you know, much bigger than we were ten years ago when it was basically just me and my two co-founders but were still you know? ah. Ah, speck of dust relative to the size of the industry and so making sure we are laser focused on the places that create the most value for the consumer where we have the most differentiated product and where we have the most sort of credibility from a capability perspective to deliver. So we know those best will pay off That's the hardest thing. There's a great quote that I love which is organizations don't die of starvation. They die of indigestion and I think that's always that's always my fear.

35:30.93
Seth Cysewski
It's good I just heard I just reheard a quote from Steve Jobs either day talking about the value of saying no for for for strategy you know and like to to to stay focused. Um, no, that's true I mean really because there's a million things you could do. Probably all at once. But but if you're if you're trying to do it all. It's just not gonna work. Um as we wind down here I be a cut conscientious of your of your time and I appreciate your time today. This has just been fantastic. Um, so. You're small in the industry but you're you're not a small company anymore. And you're definitely intertwined and you know in in your industry I would say you know it as as well as anyone when when you're looking into your crystal ball. What what does the future look like for consumer goods and let's say the next 5 and then the next ten years

36:30.87
Stuart Landesberg
So I think the next five years will be a gradual transition that looks massive in retrospect right? I think you know the supply chain issues of the last couple of years have really pulled people's focus away from the long term trends. Into dealing with short-term short- term emergencies and I think that we're going to see a real reversion back to the trend that's been happening all along which is that as consumers become more educated. They consistently want products that are better for them and better for the planet right? Education goes up like the internet people listen to podcasts like this. They're like. Oh my gosh I didn't know that plastic was created by the petrochemical industry I didn't realize that recycling was just a myth which is basically a marketing shtick to allow Exxon to sell more oil to whatever chemical company is like turning it into plastic right? Most people don't realize that I didn't realize that for a long time people will learn that and they'll big now.

Look at all of this plastic a little differently right now I understand ah so I think that type of education will continue to grow and as it grows adoption of natural products and sustainable packaging will increase and I think a lot of people are focused in our industry right now on supply chain issues and. Those are all real issues with their short term and so I think with a 5 year viewer we're going to see those consumer trends reemerge then with a 10 year view I look at you know some of the legacy solutions the way I think people look at Folger’s coffee now, it’s not going to go away but most people prefer Starbucks or whatever like you know, fancy coffee chain people go to now right? like that very few people are making the like you know pour the pour the mix in and then pour hot water on and that's your that's your thing right? That's like kind of old school and I think single use plastic packaging in our industry will look that way in Maybe it's a decade. Maybe it's two decades. And I think people will start to think about circularity then the way people think about you know people like I me are thinking about single use plastic now because aluminum is better. For example, right? like 1 of the closest things we are to circularity is aluminum recycling is really good right?

I send you an aluminum bottle it gets recycled I can turn it into another aluminum bottle right? It's actually pretty efficient. But I think real circularity in our industry is going to get a lot closer. Um from sort of like year 7 through 15 than even years 1 through 7 because I think we gotta get. Prove the demand for sustainability first. But I think it's manifest destiny will just take some time.

39:11.92
Seth Cysewski
Yeah, it's always interesting I Just think back like because plastic is still kind of a relatively new phenomenon and it was really ah, created to be just disposable and so we're just talking about adding waste to our lives and but there was a time not that long ago like our grandparents were like. They didn't have plastic and everything was fine like you know life wasn't significantly worse for them. But we've just been led down this path and and now we're now we're having to undo it so but seeing single use plastics become obsolete would be Fantastic. I Hope it's 10 and not 20 But I I'm glad to see that that we're heading that way. Um all right? So I kind of will finish off this interview and I guess you know my last question for you would be like what it would be. You're single or you know or a couple if you if you have a few takeaways that you would want other business leaders to know.

40:19.50
Stuart Landesberg
I think my my number 1 takeaway from the last decade of my life and I should say I mean now it looks like oh my gosh this has been a big success but like 5 years in we hadn't raised any institutional capital. Everyone's like why did you leave your good job to go like sell toilet paper on the internet you're insane and this didn't work. Right? So like yeah, those were the hardest 5 years of my life and I just want to say like feels obvious now like I was probably a great journey you know messier in truth but I will say that I I look back and you moment like company I feel'll give you a minute to reflect. There's never been a time where I said gosh I wish I was in a more lucrative industry I've never like never I'm just so grateful to get to go in every day and work with an amazing group of people who share my passion. For having our actions hour every day. Our presence have changed the course on some issue that matters to us and I think should matter to everyone and I've never regretted sort of pushing hard for purpose and. Yeah, you can't control all the things right? some businesses fail some businesses don't purpose driven businesses fail purpose driven businesses succeed but I never regret having pushed hard to put purpose at the top of the agenda.

41:46.59
Seth Cysewski
That's awesome. Well Stu, thank you again so much for joining us today I really enjoyed our conversation I love all the work you guys are doing I think it's so important as we talked about earlier. I mean this is this is really urgent and you know and it's becoming more and more apparent every every single day and so I love seeing you guys are taking the lead and I'm rooting for you? Um, we're gonna go ahead and you know I'll put all the links in in the show notes and and. You know, including to you know your most recent op-ed about the plastic crisis because I think that that's really important. Um, you know there's really no such thing as too much education around this stuff as it just kind of ripples out. So thank you thank you for being here.

42:32.12
Stuart Landesberg
Ah, such a pleasure. Thank you for having me. It's It's always fun.

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